UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 16)*

WESTLAKE CHEMICAL CORPORATION
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
960413102
(CUSIP Number)
December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 960413102	13G

1	NAMES OF REPORTING PERSONS
TTWF LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
92,010,554

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
92,010,554

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
92,010,554

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
72.0% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Based upon 127,829,690 shares of Westlake Chemical Corporation’s (“Issuer”) common stock, par value $0.01 per share (“Common Stock”) outstanding as of December 31, 2020, based upon information provided by the Issuer.

CUSIP No. 960413102	13G

1	NAMES OF REPORTING PERSONS
TTWFGP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,395,000

	6	SHARED VOTING POWER
92,010,554

	7	SOLE DISPOSITIVE POWER
1,395,000

	8	SHARED DISPOSITIVE POWER
92,010,554

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
93,405,554

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
73.1% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based upon 127,829,690 shares of the Issuer’s Common Stock outstanding as of December 31, 2020.

CUSIP No. 960413102	13G

1	NAMES OF REPORTING PERSONS
James Chao

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
341,640 (1)

	6	SHARED VOTING POWER
93,405,554

	7	SOLE DISPOSITIVE POWER
341,640 (1)

	8	SHARED DISPOSITIVE POWER
93,405,554

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
93,747,194 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
73.2% (1) (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes: (i) 74,869 shares of the Issuer’s Common Stock of which James Chao is the owner (ii) 254,219 shares of Issuer’s Common Stock that James Chao has the right to obtain, within 60 days of December 31, 2020, upon the conversion of 197,955 vested Stock Options and 56,264 unvested Stock Options that will vest within 60 days of December 31, 2020, at a ratio of 1 share of Common Stock for each Stock Option; and (iii) 12,552 unvested Restricted Stock Units (“RSUs”), each of which represents a contingent right to receive one share of the Issuer’s common stock, that will vest in favor of James Chao within 60 days of December 31, 2020.

(2)
Based upon 127,829,690 shares of Issuer’s Common Stock outstanding as of December 31, 2020, together with the 266,771 shares of Common Stock that, as of December 31, 2020, James Chao had the right to obtain, within 60 days, upon the conversion of (i) 254,219 Stock Options of which he is the owner or that will vest and be exercisable within 60 days of December 31, 2020 and (ii) 12,552 unvested RSUs that will vest in favor of James Chao within 60 days of December 31, 2020.

CUSIP No. 960413102	13G

1	NAMES OF REPORTING PERSONS
Dorothy C. Jenkins

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
69,615

	6	SHARED VOTING POWER
93,405,554

	7	SOLE DISPOSITIVE POWER
69,615

	8	SHARED DISPOSITIVE POWER
93,405,554

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
93,475,169 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
73.1% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Based upon 127,829,690 shares of Issuer’s Common Stock outstanding as of December 31, 2020.

CUSIP No. 960413102	13G

1	NAMES OF REPORTING PERSONS
Albert Chao

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
914,775 (1)

	6	SHARED VOTING POWER
93,405,554

	7	SOLE DISPOSITIVE POWER
914,775 (1)

	8	SHARED DISPOSITIVE POWER
93,405,554

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
94,320,329 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
73.5% (1) (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes: (i) 427,656 shares of the Issuer’s Common Stock of which Albert Chao is the owner; (ii) 471,170 shares of Issuer’s Common Stock that Albert Chao has the right to obtain, within 60 days of December 31, 2020, upon the conversion of 396,625 vested Stock Options and 74,545 unvested Stock Options that will vest within 60 days of December 31, 2020, at a ratio of 1 share of Common Stock for each Stock Option; and (iii) 15,949 unvested RSUs that will vest in favor of Albert Chao within 60 days of December 31, 2020.

(2)
Based upon 127,829,690 shares of Issuer’s Common Stock outstanding as of December 31, 2020, together with 487,119 shares of Common Stock that, as of December 31, 2020, Albert Chao had the right to obtain, within 60 days, upon the conversion of (i) 471,170 Stock Options of which he is the owner or that will vest and be exercisable within 60 days of December 31, 2020 and (ii) 15,949 unvested RSUs that will vest in favor of Albert Chao within 60 days of December 31, 2020.

Item 1 (a).  Name of Issuer:

Westlake Chemical Corporation

Item 1 (b).  Address of Issuer’s Principal Executive Offices:

2801 Post Oak Boulevard, Suite 600
Houston, Texas 77056

Item 2 (a).  Name of Person Filing:

This Amendment No. 16 to Schedule 13G is being filed by and on behalf of the following persons (the “Reporting Persons”)*:

(i)	TTWF LP (“TTWF”);
(ii)	TTWFGP LLC (“TTWFGP”);
(iii)	James Chao;
(iv)	Dorothy C. Jenkins; and
(v)	Albert Chao

* Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.

Item 2 (b).  Address of Principal Business Office or, if none, Residence:

The business address of each of the Reporting Persons is c/o Westlake Chemical Corporation, 2801 Post Oak Boulevard, Suite 600, Houston, Texas, 77056.

Item 2 (c).  Citizenship:

TTWF is a Delaware limited partnership. TTWFGP is a Delaware limited liability company. James Chao is a citizen of the United States. Dorothy Jenkins is a citizen of the United States. Albert Chao is a citizen of the United States.
Item 2 (d).  Title of Class of Securities:

Common stock, par value $0.01 per share.

Item 2 (e).  CUSIP Number:

960413102

Item 3.

Not applicable.

Item 4.    Ownership:

TTWF is the owner of 92,010,554 shares of Common Stock of Westlake Chemical Corporation. TTWFGP is the owner of an additional 1,395,000 shares of Common Stock of Westlake Chemical Corporation and also serves as the General Partner of TTWF and may be deemed to share beneficial ownership of the 92,010,554 shares of Common Stock of which TTWF is the owner.

Two trusts held for the benefit of the members of the Chao family, including James Chao, Dorothy C. Jenkins and Albert Chao, are the managers of TTWFGP, which is the general partner of TTWF. The limited partners of TTWF are five trusts held principally for the benefit of the members of the Chao family, including James Chao, Dorothy C. Jenkins and Albert Chao, and two corporations owned, directly or indirectly, by certain of these trusts and by other entities owned by the Chao family, including James Chao, Dorothy C. Jenkins and Albert Chao. The Reporting Persons share voting and dispositive power with respect to the shares of which TTWF is the owner and the shares of which TTWFGP is the owner. James Chao, Dorothy C. Jenkins and Albert Chao disclaim beneficial ownership of the 92,010,554 shares held by TTWF and the 1,395,000 shares owned by TTWFGP except to the extent of their respective pecuniary interests therein.

James Chao is the owner of 74,869 shares of Common Stock, and 197,955 vested Stock Options, as well as 56,264 unvested Stock Options and 12,552 unvested RSUs that will vest in favor of James Chao within 60 days of December 31, 2020.  The 197,955 vested Stock Options, along with the 56,264 unvested Stock Options that will vest in favor of James Chao within 60 days of December 31, 2020, are each convertible within 60 days of December 31, 2020, at a ratio of 1 Stock Option per share of Common Stock.  The 12,552 unvested RSUs that will vest in favor of James Chao within 60 days of December 31, 2020, each represent a contingent right to receive one shares of the issuer’s Common Stock within 60 days of December 31, 2020.  The shares of Common Stock, vested and unvested Stock Options, and unvested RSUs of which James Chao is the owner, together with the 92,010,554 shares of Common Stock of which TTWF is the owner, and the 1,395,000 shares of Common Stock of which TTWFGP is the owner add up to the number of shares listed in Item 9 of James Chao’s respective cover page. James Chao disclaims beneficial ownership of the shares of Common Stock over which Albert Chao and Dorothy C. Jenkins have sole voting and dispositive power. James Chao also disclaims beneficial ownership over the 92,010,554 shares held by TTWF and the 1,395,000 shares held by TTWFGP, except to the extent of his pecuniary interest therein.

Dorothy C. Jenkins is the owner of 69,615 shares of Common Stock, which together with the 92,010,554 shares of Common Stock of which TTWF is the owner and the 1,395,000 shares of Common Stock of which TTWFGP is the owner, add up to the number of shares listed in Item 9 of Dorothy C. Jenkins’ respective cover page. Dorothy C. Jenkins disclaims beneficial ownership of the shares of Common Stock over which Albert Chao and James Chao have sole voting and dispositive power. Dorothy C. Jenkins also disclaims beneficial ownership over the 92,010,554 shares held by TTWF and the 1,395,000 shares held by TTWFGP, except to the extent of her pecuniary interest therein.

Albert Chao is the owner of 427,656 shares of Common Stock, and 396,625 vested Stock Options, as well as 74,545 unvested Stock Options and 15,949 unvested RSUs that will vest in favor of Albert Chao within 60 days of December 31, 2020.  The 396,625 vested Stock Options, along with the 74,545 unvested Stock Options that will vest in favor of Albert Chao within 60 days of December 31, 2020, are each convertible within 60 days of December 31, 2020, at a ratio of 1 Stock Option per share of Common Stock.  The 15,949 unvested RSUs that will vest in favor of Albert Chao within 60 days of December 31, 2020 each represent a contingent right to receive one shares of the issuer’s Common Stock within 60 days of December 31, 2020.  The shares of Common Stock, vested and unvested Stock Options, and unvested RSUs of which Albert Chao is the owner, together with the 92,010,554 shares of Common Stock of which TTWF is the owner, and the 1,395,000 shares of Common Stock of which TTWFGP is the owner add up to the number of shares listed in Item 9 of Albert Chao’s respective cover page. Albert Chao disclaims beneficial ownership of the shares of Common Stock over which James Chao and Dorothy C. Jenkins have sole voting and dispositive power. Albert Chao also disclaims beneficial ownership over the 92,010,554 shares held by TTWF and the 1,395,000 shares held by TTWFGP, except to the extent of his pecuniary interest therein.

Item 5.    Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.    Identification and Classification of Members of the Group:

See Item 2.

Item 9.    Notice of Dissolution of Group:

Not applicable.

Item 10.  Certification:

Not applicable.

SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2021

TTWF LP

By:	TTWFGP LLC its General Partner

By:	/s/ Albert Chao
	Name:	Albert Chao
	Title:	Authorized Representative

By:	/s/ James Chao
	Name:	James Chao
	Title:	Authorized Representative

TTWFGP LLC

By:	/s/ Albert Chao
	Name:	Albert Chao
	Title:	Authorized Representative

By:	/s/ James Chao
	Name:	James Chao
	Title:	Authorized Representative

James Chao

/s/ James Chao
James Chao

Dorothy C. Jenkins

/s/ Dorothy C. Jenkins
Dorothy C. Jenkins

Albert Chao

/s/ Albert Chao
Albert Chao

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the foregoing Statement of Schedule 13G (including any and all amendments thereto) is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Act and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Dated: February 5, 2021

TTWF LP

By:	TTWFGP LLC its General Partner

By:	/s/ Albert Chao
	Name:	Albert Chao
	Title:	Authorized Representative

By:	/s/ James Chao
	Name:	James Chao
	Title:	Authorized Representative

TTWFGP LLC

By:	/s/ Albert Chao
	Name:	Albert Chao
	Title:	Authorized Representative

By:	/s/ James Chao
	Name:	James Chao
	Title:	Authorized Representative

James Chao

/s/ James Chao
James Chao

Dorothy C. Jenkins

/s/ Dorothy C. Jenkins
Dorothy C. Jenkins

Albert Chao

/s/ Albert Chao
Albert Chao